Exhibit (a)(5)(O)

Thomson Reuters Extends Tender Offer for FXall

NEW YORK, August 9, 2012 – Thomson Reuters (TSX / NYSE: TRI), the world’s leading source of intelligent information for businesses and professionals, today announced that it is extending the previously announced cash tender offer made by its wholly owned, indirect subsidiary, CB Transaction Corp., to purchase all of the outstanding shares of common stock of FXall (NYSE:FX), the leading independent global provider of electronic foreign exchange trading solutions to corporations and asset managers, until 5:00 p.m., New York City time, on Friday, August 17, 2012.

Thomson Reuters and FXall also announced today that they have entered into a Memorandum of Understanding on behalf of themselves and the other defendants outlining the terms of the parties’ agreement in principle to settle the action pending in the Delaware Court of Chancery captioned Michael Rubin vs. FX Alliance Inc., C. A. No. 7730-VCP.  The terms of the proposed settlement are subject to approval of the Delaware Court of Chancery.  FXall, Thomson Reuters and the other defendants entered into the Memorandum of Understanding solely to avoid the costs, risks and uncertainties inherent in litigation and the Memorandum of Understanding contains no admission of liability or wrongdoing.  FXall will file today with the SEC an amendment to its Solicitation/Recommendation Statement on Schedule 14D-9 that will set forth revised disclosures agreed to pursuant to the Memorandum of Understanding.

As announced previously, on Wednesday, July 18, 2012, Thomson Reuters, through CB Transaction Corp., commenced a tender offer for all of the outstanding shares of FXall at $22.00 per common share, net to the seller in cash, without interest and less taxes required to be withheld.  The tender offer had been previously scheduled to expire at midnight, New York City time, at the end of Tuesday, August 14, 2012.  Except for the extension of the expiration date, all other terms and conditions of the tender offer remain unchanged.

The Depositary for the tender offer is Computershare, Inc., c/o Voluntary Corporate Actions, P.O. Box 43011, Providence, RI 02940-3011. The Information Agent for the tender offer is Georgeson Inc., 199 Water Street, 26th Floor, New York, NY 10038. The tender offer materials may be obtained at no charge by directing a request by mail to Georgeson Inc. or by calling toll-free at (866) 277-8239, and may also be obtained at no charge at the website maintained by the SEC at www.sec.gov.

Based on information received from the Depositary, as of 1:00 p.m., New York City time, on Thursday, August 9, 2012, approximately 10,083,110 shares of FXall common stock had been tendered and not withdrawn from the offer.  This amount constitutes approximately 30.11% of FXall’s outstanding shares on a fully diluted basis.  Stockholders who have already tendered their shares do not have to re-tender their shares or take any other action as a result of the extension of the expiration date.

Thomson Reuters
Thomson Reuters is the world's leading source of intelligent information for businesses and professionals. We combine industry expertise with innovative technology to deliver critical information to leading decision makers in the financial and risk, legal, tax and accounting, intellectual property and science and media markets, powered by the world's most trusted news organization. With headquarters in New York and major operations in London and Eagan, Minnesota, Thomson Reuters employs approximately 60,000 people and operates in over 100 countries. Thomson Reuters shares are listed on the Toronto and New York Stock Exchanges.  For more information, go to www.thomsonreuters.com.

FXall
FXall is the leading independent global provider of electronic foreign exchange trading solutions, with over 1,000 institutional clients worldwide. FXall’s offices in New York, Boston, Washington, London, Zurich, Hong Kong, Tokyo, Singapore, Sydney and Mumbai serve the needs of active traders, asset managers, corporate treasurers, banks, broker-dealers and prime brokers. For more information on FXall, visit www.fxall.com.

Important Information
This news release is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any of the FXall common shares. The offer to buy the outstanding shares of common stock of FXall is being made pursuant to a tender offer statement on Schedule TO containing an offer to purchase, form of letter of transmittal and related materials filed by CB Transaction Corp. with the Securities and Exchange Commission on July 18, 2012.  FXall has filed a solicitation/recommendation statement on Schedule 14D-9 with respect to the tender offer with the Securities and Exchange Commission. The tender offer statement (including the offer to purchase, related letter of transmittal and other tender offer documents) and the solicitation/recommendation statement, as they may be amended from time to time, contain important information that should be read carefully before making any decision to tender securities in the tender offer. These materials have been or will be sent free of charge to all stockholders of FXall.  Shareholders may also obtain a free copy of these materials (and all other tender offer documents filed with the Securities and Exchange Commission) on the Securities and Exchange Commission's website at www.sec.gov. The Schedule TO (including the offer to purchase and related materials) and the Schedule 14D-9 (including the solicitation/recommendation statement), may also be obtained for free by contacting Georgeson Inc., the information agent for the tender offer, toll-free at (866) 277-8239.

CONTACTS

Thomson Reuters
Alan Duerden	Frank J. Golden
PR Director, Thomson Reuters	SVP, Investor Relations, Thomson Reuters
D: +44 20 7542 0561	D: +1 646 223 5288
alan.duerden@thomsonreuters.com	frank.golden@thomsonreuters.com

FXall
Dafina Grapci-Penney	Andrew Posen
D: +44 20 7324 5484	Head of Investor Relations, FXall
M: +44 7525335733	D: +1 646 268 9952
dafina.grapci-penney@greentarget.co.uk	andrew.posen@fxall.com